Mail Stop 6010
Via Facsimile and U.S. Mail

November 9, 2007

Mr. Lars Rebien Sorensen
President and Chief Executive Officer
Novo Nordisk A/S
Novo Alle 1
DK-2880 Bagsvaerd
Denmark

      Re: Novo Nordisk A/S
             Form 20-F for fiscal year ended December 31, 2006
             File No. 333-82318

Dear Mr. Sorensen:

      We have completed our review of your Form 20-F and have no further comments
at this time.

                Sincerely,

                Jim B. Rosenberg
                Senior Assistant Chief Accountant